UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For 24 November 2015

Harmony Gold Mining Company Limited

Randfontein Office Park
Corner Main Reef Road and Ward Avenue
Randfontein, 1759
South Africa
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X   Form 40-F

(Indicate by check mark whether the registrant by
furnishing the information contained in this form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)

Yes   No X



Maiden copper-gold resource of 4 million gold equivalent ounces defined for Harmony's Kili Teke prospect

Key highlights:

- Greenfield porphyry copper-gold discovery
    - The first new porphyry copper-gold deposit defined in PNG since the Golpu discovery in the early 1990's
- Drilling to date has defined an initial Inferred Mineral Resource of 128 million tonnes @ 0.4 % copper, 0.3 g/t Au, 170 parts per million (ppm) molybdenum containing
    - 506 000 tonnes copper, 1.2 million ounces gold, 22 000 tonnes molybdenum
    - 4 million ounces on a gold equivalent basis[1]
- Excellent exploration upside
    - Resource model constrained to a zone of 600m long, 300m wide and 400m deep (above the 1000m RL), with the mineralisation remaining open at depth and along strike
    - New significant drill intercepts at depth below the Resource area, and along strike including:

        KTDD014: 144m @ 0.53% Cu, 0.23 g/t Au from 610m

        KTDD017: 374m @ 0.51% Cu, 0.27 g/t Au, 173 ppm Mo from 391m
    - High grade zones of copper-gold skarn mineralisation yet to be included in the modelling
- Positive preliminary scoping parameters
    - Mineralisation extends to surface and accessible through open pit mining techniques
    - Preliminary metallurgical test-work favourable with good copper and gold recoveries and clean concentrates
    - Proximity to key infrastructure including roads and power
- Diamond drilling continues with two drilling rigs onsite to accelerate infill and extension drilling

Johannesburg: Tuesday, 24 November 2015. Harmony Gold Mining Company Limited (Harmony and/or Company) is pleased to announce a maiden Mineral Resource estimate for the Kili Teke copper-gold deposit on its 100% owned exploration licence EL2310, containing 506 000 tonnes of copper, 1.2 million ounces of gold and 22 000 tonnes of molybdenum.

The Mineral Resource comprises 128 Million tonnes @ 0.4 % copper, 0.3 g/t Au, 170 ppm molybdenum and was completed in accordance with the guidelines of the SAMREC and JORC (2012 edition) codes. The Mineral Resource is classified as Inferred, and has been defined over a zone 600m long, 300m wide and 400m deep.

Issued by Harmony Gold Mining Company Limited

For more details contact:

Henrika Ninham
Investor Relations Manager
+27(0) 82 759 1775

Marian van der Walt
Executive: Corporate and Investor Relations
+27(0) 82 888 1242

Corporate office:
Randfontein Office Park
P O Box 2
Randfontein
South Africa 1760
T +27 (11) 411 2000

Listing codes:
JSE: HAR
NYSE: HMY

ISIN no:
ZAE000015228

Registration no: 1950/038232/06

Harmony Gold Mining Company Limited (Harmony), a world-class gold mining and exploration company, has operations and assets in South Africa and Papua New Guinea. Harmony, which has more than 60 years' experience in the industry, is the third largest gold producer in South Africa. Our assets include 9 underground mines and 1 open pit operation and several surface sources in South Africa. Our assets in PNG – an open pit mine (Hidden Valley), as well as the significant Golpu project – are held in a joint venture. We also own several exploration tenements, in Papua New Guinea.

The company's primary stock exchange listing is on the JSE with a secondary listing on the New York Stock Exchange. The bulk of our shareholders are in South Africa and the United States. Additional information on the company is available on the corporate website, www.harmony.co.za.

[1] Gold equivalent based on US$1200 /oz gold, US$ 3.0/lb copper with 100% recovery for all metals excluding molybdenum

At this stage the Resource is constrained only by the drill density and limits of the drill pattern (refer figure 1).

Harmony CEO Graham Briggs commented: “This initial Inferred Mineral Resource estimate for Kili Teke of 4 million ounces of gold equivalent[1] represents an extremely positive outcome from the early stage drilling at Kili Teke. Additional significant drill intercepts have already been obtained at depth below and along strike. The declaration of a maiden resource is step one in growing a magnificent resource base – one which is wholly owned by Harmony. Our exploration discovery cost is less than US$10 per gold ounce equivalent – one of the lowest world-wide. We are thrilled at the prospect of turning Kili Teke into a major new deposit, further enhancing the value of our world class copper-gold portfolio in PNG.”


South
North
Limestone
Limit of Inferred Resource
Open
Open
900m
Diorite porphyry and skarn
Drillhole trace
+0.5% Cu
+0.3% Cu
Open
Open
600m

Figure 1; Schematic long section (looking west) showing Inferred Resource outline in relation to drill intercepts and modelled 0.3% (pale yellow) and 0.5% copper (red) block model grade shells.

For more detail on the Kili Teke resource and drilling information, please refer to the Annexure of https://www.harmony.co.za/downloads/finish/91-files/1790-kili-teke-annexure-nov-2015.

Competent Persons statement

The information in this report that relates to Exploration Results and other scientific and technical information, is based on information compiled by Mr Mike Humphries. Mr Humphries is a full time employee of Harmony and a member of the Australia Institute of Geoscientists. Mr Humphries has sufficient experience which is relevant to the styles of mineralisation and types of deposits under consideration and to the activity which he is undertaking to qualify as a Competent Person as defined in The JORC Code 2012 and SAMREC. Mr Humphries consents to the inclusion in this report of the matters based on this information in the form and context in which it appears.

The information in this report that relates to Mineral Resources is based on information compiled by Mr Greg Job. Mr Job is a full time employee of Harmony and a member of the Australasian Institute of Mining and Metallurgy. Mr Job has sufficient experience that is relevant to the styles of mineralisation and type of deposit under consideration and to the activity which he is undertaking to qualify as a Competent Person as defined in 2012 Edition of the 'Australasian Code for Reporting of Exploration Reports, Mineral Resources and Ore Reserves' and SAMREC. Mr Job consents to the inclusion in this report of the matters based on this information in the form and context in which it appears.

SIGNATURES

   Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: November 24, 2015

                                                    Harmony Gold Mining Company Limited

                                                    By: /s/ Frank Abbott

                                                     Name: Frank Abbott
                                                     Title: Financial Director